SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Reports

First Quarter Results for 2006

Reston, Virginia, and Montpellier, France – May 15, 2006 – Genesys Conferencing (Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, today reported financial results for the first quarter ended March 31, 2006. All results are reported under International Financial Reporting Standards (IFRS).

In the first quarter of 2006, revenue1 increased 6.6% to EUR 36.4 million, compared to revenue of EUR 34.1 million in the first quarter of 2005. In U.S. dollars, revenue was USD 43.7 million compared to USD 44.8 million in the first quarter of 2005. Total volume increased 19.0% to 552.2 million minutes. Genesys Meeting Center volume increased 21.1% to 517.8 million minutes of which over 50% was generated under the Multimedia Minute program.

“Volume continues to grow at significant levels and we have absorbed the impact from the loss of a major customer in the fourth quarter of 2005,” said Francois Legros, Chairman and Chief Executive Officer. “We are very pleased with the effectiveness of the Multimedia Minute program in helping to drive customer adoption of our services as a core, enterprise-wide application. Additionally, we are excited about the new Genesys VoIP services which will be available for enterprise deployment later in 2006.”

Gross margin for the first quarter of 2006 was 63.3% down from 64.0% in the first quarter of 2005. The expected decline is largely a result of the major customer loss in the fourth quarter of 2005 which on average accounted for a higher level of direct contribution. Gross profit for the first quarter of 2006 was EUR 23.0 million compared to EUR 21.8 million in the first quarter of 2005. The increase is the result of year-over-year revenue growth.

Selling, general and administrative expenses were EUR 20.5 million in the first quarter of 2006, up EUR 2.6 million, or 14.5%, compared to EUR 17.9 million in the first quarter of 2005. The change is the net result of a EUR 2.3 increase in selling and marketing expenses and a EUR 0.6 million increase in research and development expenses, offset by a EUR 0.3 million one-time restructuring charge that was recorded in the first quarter of 2005. The increase in selling and marketing expenses continues to reflect the initiatives begun in the second quarter of 2005 to expand efforts targeted towards the large enterprise market and the greater adoption of the Multimedia Minute program. The increase in research and development expenses relates to the company’s development of VoIP conferencing functionalities which include a Genesys soft-phone technology that is presently being introduced in a beta test phase to several large customers. Research and development expenses also include efforts related to the company’s development of a next generation IP collaboration platform that is expected to be introduced later in 2006. In the first quarter of 2006, general and administrative expenses were EUR 7.8 million and consistent with spending levels in the first quarter of 2005.

Earnings before interest, taxes, depreciation and amortization (EBITDA2) and before stock-based compensation expenses were EUR 4.8 million for the first quarter 2006, a 13.2% EBITDA margin compared to EUR 6.3 million and 18.7%, respectively, for the first quarter of 2005. Stock-based compensation expenses were EUR 0.3 million and EUR 0.3 million for the first quarters of 2006 and 2005, respectively. The decline in EBITDA primarily reflects the company’s further reinvestment in sales and technology development.

Earnings before interest and taxes (EBIT) declined to EUR 1.7 million in the first quarter of 2006 from EUR 3.2 million in the first quarter of 2005. The company reported a net loss of EUR (0.7) million for the first quarter of 2006 compared to net income of EUR 1.5 million in the first quarter of 2005. The net loss this quarter is partially due to non-cash charges of approximately EUR 0.8 million which include a EUR 0.5 million provision for deferred income tax expense (see Income Taxes note below).

Liquidity

As previously announced, the company successfully completed on February 22, 2006, a EUR 53.6 million equity offering, the proceeds of which were used to repay a majority of its outstanding debt. As a result of this recapitalization, the company’s net debt as of March 31, 2006 improved to EUR 28.6 million and its shareholders’ equity improved to EUR 37.2 million compared to EUR 72.0 million and EUR (8.3) million as of December 31, 2005, respectively. As of March 31, 2006, the company’s net cash3 was EUR 3.8 million.

Guidance

The following contains forward-looking guidance regarding Genesys’ financial outlook and is based on current expectations and a fixed currency rate of exchange of EUR 1.00 = USD 1.25, similar to the average exchange rate for 2005. Actual results may differ materially, and the company may not update any forward-looking statements made in this press release.

In line with its previously issued financial outlook for 2006 revenue and EBITDA, excluding stock-based compensation, the company expects that its full-year 2006 net income will be positive despite the additional non-cash, deferred income tax expense that is excepted to impact 2006 results.

Conference Call and Webcast

Chairman and Chief Executive Officer François Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host a conference call on Monday, May 15, 2006, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Time to discuss first quarter 2006 financial results.

The conference call will be web cast live and may be accessed at:

http://events.webeventservices.com/genesys/2006/05/15/

A replay of the call will be available at http://www.genesys.com

_____________________________

(1)	Please refer to the paragraph “Impact of Exchange Rates” below for information regarding the calculation of U.S. dollar amounts.
(2)

See attached note to consolidated statements of operations for reconciliation of Operating Income and EBITDA. The company believes that EBITDA is a meaningful measure of performance, because it presents the company’s results of operations without the non-cash impact of depreciation and amortization. EBITDA is reported excluding stock-based compensation expense.

(3)	Cash includes cash and cash equivalents less bank overdrafts.

Income Taxes

Subsequent to its prior release of unaudited financial statements under International Financial Reporting Standards for the year ended December 31, 2005, on April 5, 2006, based on the historical earnings and projected income related to its Canadian subsidiary, management has concluded it is more likely than not that it will fully benefit from its Canadian net operating losses.

Accordingly, at December 31, 2005, the Company reduced its valuation allowance against deferred tax assets generated in Canada. Such reduction in valuation allowance reduced its provision for income tax expense by approximately EUR 1.9 million in 2005. Additionally, in 2006, as the Company realizes the benefits of net operating losses carried forward, it will recognize a non-cash provision for deferred income tax expense.

Adoption of International Financial Reporting Standards

Effective in 2005, the Company, like all public companies organized in France and other European Union countries, adopted the new International Financial Reporting Standards (IFRS) for reporting of its financial results. The Company previously reported under French GAAP.

At present, established practice in forming opinions regarding interpretation and application of IFRS continues to evolve. Based upon its final review, the company has determined that deferred tax liabilities arising from previous acquisitions should be de-recognized in its opening balance sheet at January 1, 2004 under IFRS. This modification primarily results in a net increase in equity of EUR 4.5 million, a reduction of deferred tax liabilities of EUR 3.6 million and a EUR 0.9 million non-cash increase in provision for income taxes as of and for the year ended December 31, 2005.

The company is not aware of any additional modifications that are necessary in connection with the application of IFRS.

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis. As a result, the company has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its value further fluctuated during 2004 and 2005. As a result, the comparability of the company’s revenues and results of operations expressed in euros were significantly impacted.

The company prepares its consolidated financial statements in euros. In order to demonstrate the impact of the volatility of the U.S. dollar on its revenues from the first quarter of 2005 to the first quarter of 2006, the company has recalculated its revenues as if its functional currency had been the U.S. dollar rather than the euro. For this purpose, the company has used the average for each quarter of 2005 and 2006 of the daily euro/U.S. dollar exchange rate which are the rates it uses for translation purposes in its consolidated income statement.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 2, 2005.

Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage
Executive Vice President, Chief Financial Officer
Phone: +1 703-749-2500

mike.savage@genesys.com

Marine Pouvreau

Investor Relations Manager

Phone: +1 703-749-2500

marine.pouvreau@genesys.com

GENESYS CONFERENCING

Consolidated Balance Sheets

(Unaudited, in thousands of euros, except share data)

	December 31, 2005	March 31, 2006
	IFRS	IFRS
ASSETS
Fixed assets
Goodwill, customer lists and technology	33,330	35,780
Other intangible assets, net	5,662	5,914
Tangible assets, net	16,011	15,842
Financial assets, net	1,894	2,159
Deferred tax assets	2,489	1,899
Investments in affiliated companies	278	-
Total non current assets	59,664	61,594
Current assets
Accounts receivable, less allowances (€1,547 and €1,303 at December 31, 2005 and March 31, 2006, respectively)	27,692	29,169
Deferred tax assets	724	841
Other current assets	7,529	8,653
Marketable securities	35	32
Cash at bank	5,879	5,557
Total current assets	41,859	44,252
TOTAL ASSETS	101,523	105,846

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Shareholders' equity (deficit)
Ordinary shares, nominal value of €1 per share 18,307,756 shares issued and outstanding at December 31, 2005 and 69,798,286 shares issued and outstanding at March 31, 2006	18,308	69,798
Common shares to be issued	139	139
Additional paid-in capital	185,080	179,885
Additional paid-in capital to be issued	3,831	3,831
Reserve for Stock-based compensation	2,605	2,898
Accumulated deficit	(223,429)	(218,885)
Net income (loss) for the period	4,544	(734)
Currency translation adjustments	668	263
Total shareholders' equity (deficit)	(8,254)	37,195
Provisions for risks and charges	720	524
Deferred tax liabilities	59	59
Long-term debt
Long-term portion of long-term debt	62,474	30,607
Long-term portion of capitalized lease obligations	39	32
Total long-term debt	63,292	31,222
Current liabilities
Bank overdrafts	1,851	1,766
Accounts payable and accrued liabilities	13,254	15,876
Other taxes payable and deferred compensation	9,493	10,789
Income taxes payable	3,147	2,334
Current portion of provision for risks and charges	908	896
Current portion of long-term debt	13,483	1,745
Current portion of capitalized lease obligations	4	5
Other current liabilities	4,345	4,018
Total current liabilities	46,485	37,429
LIABILITIES AND SHAREHOLDERS' EQUITY	101,523	105,846

GENESYS CONFERENCING

Consolidated Statements of Operations

(Unaudited, in thousands of euros, except share data)

	Three months ended March 31,
	IFRS	IFRS
	2005	2006
Revenue
Services	34,122	36,377

Cost of Revenue
Services	12,289	13,357
Gross Profit	21,833	23,020
Operating expenses
Research and development	650	1,203
Selling and marketing	9,202	11,495
General and administrative	7,771	7,847
Restructuring charge	326	-
Amortization of intangibles	698	747
	18,647	21,292
Operating income	3,186	1,728
Financial expense, net	(1,755)	(1,094)
Equity in income of affiliated companies	4	-
Income tax credit (expense)	19	(1,368)
Net income (loss)	1,454	(734)
Basic and diluted net income (loss) per share	0.08	(0.02)
Number of outstanding shares used in computing basic and diluted net income (loss) per share	18,372,841	40,186,897

GENESYS CONFERENCING

Notes to the Consolidated Financial Statements

(Unaudited, in thousands of euros)

	Three months ended March 31,
	IFRS	IFRS
NOTE A- EBITDA calculation	2005	2006
Operating income	3,186	1,728
Amortization of identifiable intangible assets	698	747
Depreciation	2,175	2,048
EBITDA (2)	6,059	4,523
Stock-based compensation	306	293
EBITDA before stock-based compensation	6,365	4,816

	Three months ended March 31,
	IFRS	IFRS
NOTE B- DETAIL OF FINANCIAL INCOME (EXPENSE), NET	2005	2006
Interest and other financial income	313	201
Foreign exchange gains	558	3,756
Total financial income	871	3,957

Interest and other financial expenses	(2,261)	(1,858)
Foreign exchange losses	(365)	(3,193)
Total financial charges	(2,626)	(5,051)
Financial expense, net	(1,755)	(1,094)

	Three months ended March 31,
	IFRS	IFRS
NOTE C – DETAIL OF INCOME TAX EXPENSE	2005	2006

Deferred tax credit (expense)	-	(551)
Income tax credit (expense)	19	(817)
Total income tax credit (expense)	19	(1,368)

	At December 31,	At March 31,
NOTE D – DETAIL OF ACCOUNTS RECEIVABLE, NET	IFRS	IFRS
	2005	2006

Billed portion of accounts receivable, net	21,332	19,019
Unbilled portion of accounts receivable, net	6,360	10,150
Total accounts receivable, net	27,692	29,169

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2006

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title:   Chairman and Chief Executive Officer